Filed by Sunoco, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sunoco, Inc.

Commission File No.: 001-06841

Date: April 30, 2012

The following is the transcript of the joint investor conference held on April 30, 2012 by Energy Transfer Partners, L.P. and Sunoco, Inc. regarding their announced merger agreement:

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

Energy Transfer Partners, L.P.		Sunoco, Inc.
3738 Oak Lawn Ave.		1818 Market Street, Suite 1500
Dallas, TX 75219		Philadelphia, PA 19103
Attention: Investor Relations		Attention: Investor Relations
Phone:	(214) 981-0795	Phone: (215) 977-6764
E-mail:	InvestorRelations@energytransfer.com	Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors, executive officers and affiliates may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco. ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

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EDITED TRANSCRIPT

EVENT DATE/TIME: APRIL 30, 2012 / 12:30PM GMT

APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

CORPORATE PARTICIPANTS

Martin Salinas Energy Transfer Partners LP - CFO

Brian MacDonald Sunoco Inc - President, CEO

Kelcy Warren Energy Transfer Partners LP - Chairman and CEO

Mike Hennigan Sunoco Partners, LLC - President, CEO, Director

Mackie McCrea Energy Transfer Partners LP - President and COO

CONFERENCE CALL PARTICIPANTS

Bradley Olsen Tudor, Pickering, Holt & Co. Securities - Analyst

Stephen Maresca Morgan Stanley - Analyst

Paul Cheng Barclays Capital - Analyst

Gabe Moreen BofA Merrill Lynch - Analyst

Richard Gross Barclays Capital - Analyst

Darren Horowitz Raymond James & Associates - Analyst

Ted Durbin Goldman Sachs - Analyst

Paul Sankey Deutsche Bank - Analyst

Elvira Scotto RBC Capital Markets - Analyst

Louis Shamie Zimmer Lucas Partners - Analyst

Ross Payne Wells Fargo Securities, LLC - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Energy Transfer Partners ETP Sunoco Incorporated conference call. My name is Susan, and I will be your coordinator on this morning’s call. At this time, all participants have been placed on listen-only mode. Following the presentation, we will open the call for a question-and-answer session. (Operator Instructions). I will now turn the meeting over to Martin Salinas, the CFO of ETP. You may proceed.

Martin Salinas - Energy Transfer Partners LP - CFO

Thanks, Susan, and good morning, everyone. Thanks for joining us this morning to discuss the announcement that ETP will acquire Sunoco. We are joined here in Philadelphia by Kelcy Warren, the CEO and Chairman of ETP, and other members of our senior management team. Also with us from Sunoco are Brian MacDonald, President and CEO of Sunoco, and members of his management team. The release we issued and the presentation that accompanies this morning’s call can be found on the investor relations sections of both ETP and Sunoco’s websites. Before I start, I would like to call your attention to the forward-looking statements disclaimer, risk factors, and additional information related to documents containing important information to be filed with the SEC. ETP will file a registration statement in connection with the transaction, which will also contain Sunoco’s proxy statement. These documents will contain important information about the transaction, and you are urged to read them as they become available.

With some of that housekeeping out of the way, let’s talk about the exciting news, and that being ETP acquiring Sunoco, including its equity interest in Sunoco Logistics, creating one of largest and most diversified energy partnerships in the United States. The transaction provides immediate

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

benefits to both Companies and their stakeholders, while also positioning the combined group for even more long-term success. The combination not only expands ETP’s geographic footprint, but also creates a best-in-class business in the transportation, terminaling logistics of crude oil, NGLs, and refined products. This will enable us to serve our producers and consumers with a full suite of midstream services in key geographic locations across the United States. It also provides a very strong growth engine for ETP, to the ownership of Sunoco Logistics General Partner, incentive distribution rights, or IDRs and limited partner interests. The combination will be immediately accretive to ETP’s unitholders upon closing, and certainly enhances the long-term growth profile of ETP.

Furthermore, we believe the transaction strengthens ETP’s overall credit profile, and maintains its investment-grade credit ratings, while accommodating Sunoco’s shareholder consideration preferences, for a combination of both cash and equity.We believe both Sunoco shareholders and ETP unitholders will benefit from both the commercial and operational synergies, and complementary organic growth projects that will arise as the result of this transaction. And while not a point on slide 2, I do also want to point out that Sunoco’s clear line-of-sight to exiting the refining business creates the optimal timing of a transaction. It’s also important to emphasize that ETP supports Sunoco’s existing plans for exiting its refining business, and its plans for its proposed refinery joint venture, being discussed by Sunoco and the Carlyle Group. We also, as a result, a senior management team for both Sunoco Logistics being on-board, very minimal integration risk, given the limited operational overlaps between the Companies. Sunoco Logistics will remain a separate publicly-traded MLP and will stay in place to minimize business disruptions, while streamlining integration and accelerating value creation.

Looking at slide 3, and before we discuss why the transaction makes sense for us, I would like to talk briefly through ETP’s evolution. We have a proud history of successfully completing strategic acquisitions, while also expanding our asset base with complementary organic growth projects. We’ve also undertaken several initiatives to diversify our business, with an emphasis on fee-based opportunities that expand the services provided to our customers, and broaden our geographic reach. From a strategic perspective, one area that we felt needed to address was business diversification, so that we weren’t overly subjected to natural gas basis risk. In addition, our customers are demanding more NGL capabilities. We believe this opportunity rapidly accelerates our diversification strategy, while also meeting our customer’s needs. And with the acquisition of LDH Energy Assets Holdings, or LDH, in 2011, we’ve enhanced the services that ETP can provide to our customers, by expanding our platform into NGL transportation and fractionation.

The transaction was driven in large part by our customers demanding NGL services from well-head to fractionation. And with this acquisition of Sunoco, this further diversifies, or further increases our strategy of diversifying our business by expanding our platform into crude oil, refined products, and NGL transportation, terminaling, and logistics. The transaction is complementary to the LDH acquisition, and further positions ETP as an integrated midstream company, which can provide services across the midstream value chain. We believe this transaction represents the next step in ETP’s transformation into a more diversified enterprise with an expanded footprint.

And that leads us into why is this transaction for ETP today. The deal is certainly transformational for us. As I previously stated, in addition to diversification, a key driver behind the strategic rationale for this transaction is our customers’ desire for a fully-integrated midstream service company. The acquisition of Sunoco provides an attractive platform to our NGL service capabilities, while expanding into the crude and oil refined products of the business.We believe Sunoco Logistics has a best-in-class transportation, terminaling, and logistics business, and the complementary nature of our existing asset base, combined with announced organic growth projects, will further our ability to provide our customers with integrated midstream solutions. And in addition to expanding the services we are able to provide our customers, we believe this transaction further enhances and diversifies ETP’s asset-base and fee-based cash flow profile, while reinforcing our position as one of the largest, most diversified MLPs. The transaction will be accretive to ETP upon closing, enhancing ETP’s growth profile going forward, and strengthening our overall credit profile. And as I said earlier, the restructuring of Sunoco is almost complete, with a planned exit from its refining business, thus making it an ideal time to bring our two companies together. In short, the transaction delivers financial benefits for investors of both companies, and minimizes business interruption for our customers and our employees.

So let’s turn to the map on slide 5 and what an impressive picture of the breadth and reach of the combined platforms. Bringing these two companies together will provide growth opportunities, through greater scale, increased geographic reach, and a broader, more diversified business platform. Our complementary strengths will result in benefits for our customers and increase value for our unit holders. Following the close of the transaction, ETP will be a leader in the liquids market and producers will benefit from a stronger and larger integrated midstream company, providing a full suite of natural gas, NGLs, crude oil, terminaling, logistics, and refined products capabilities in key geographic regions across the United States.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Looking at slides 6 and 7, and that will give you a more graphic view of how the acquisition will enhance and further diversify ETP’s asset base and cash flow profile, while reinforcing ETP’s investment grade rating. The inventory of attractive and identified organic NGL and crude oil projects at Sunoco Logistics augments ETP’s slate of growth projects, providing visibility to meaningful EBITDA growth, while further diversifying ETP’s business mix. As a result of the diversification this transaction provides, we will have repositioned ourselves from being almost a pure-play natural gas pipeline company, to a much broader, more diversified enterprise, with a well-balanced business mix of cash flows, with much of it underpinned by fee-based long-term contracts, thereby reducing our exposure to commodity price and basis differential volatility.The combined assets of these two companies are complementary, and create opportunities such as the potential to convert underutilized natural gas pipelines to move crude and refined product through Sunoco Logistics’ network, and utilizing ETP’s experience in natural gas liquids to participate in the Marcellus Shale.

With that, I will now hand it over to Brian.

Brian MacDonald - Sunoco Inc - President, CEO

Thanks, Martin. I want to start out by saying that all of us at Sunoco are extremely excited about this transaction. For those of you unfamiliar with Sunoco, if you turn to slide 8, you will see how much we have transformed our Company over the last four years. In 2008, we were a much bigger business, with a very large refining operation, as well as chemicals and coke businesses. Over the last few years, we have completely sold off our chemicals businesses, dramatically reduced our refining operations and our exposure to the volatile business through a sale or idling, and in January of this year, we completed the spinoff of the coke business.

We also announced late last year that we will exit the refining business by either closing the refineries, or as we recently disclosed, through a proposed refinery joint venture being discussed by Sunoco and the Carlyle Group. Overall, we’ve become a much stronger, more focused company as a result of these actions, narrowing in on our logistics and retail operations. Our retail business benefits from strong returns, stable cash flows, iconic brand recognition, and owned real estate in key locations throughout the East Coast to the Midwest and the Southeast. Sunoco Logistics offers excellent assets in desirable locations, and provides steady ratable cash flows, and has significant growth potential within the NGL and oil industries. So you will see how ETP is truly a logical fit for Sunoco, and we’re looking forward to entering the next chapter of our history together. The combination with ETP is a strategically and financially compelling combination, that provides substantial value creation opportunities for Sunoco shareholders and ETP unitholders, and will improve the ability of Sunoco’s Logistics and retail businesses to deliver on their full potential.

Over recent years, Sunoco has completely transformed itself, and we have returned significant value to our shareholders. This opportunity to join forces with ETP is an appropriate next step for us. For Sunoco’s shareholders, this deal provides attractive and immediate value on day one, with a 29% premium to Sunoco’s 20-day average closing price. By receiving half cash and half units, our shareholders will also benefit from the potential upside of ETP’s attractive yield and improving growth profile.

From a business perspective, scale is vital, and by combining with ETP, we will dramatically expand our geographic reach and significantly diversify the opportunities for our businesses. Our high-return logistics and retail businesses offer a strong commercial and operational fit with ETP’s existing natural gas and natural gas liquids assets. Sunoco Logistics will also continue to benefit from its extensive organic growth prospects, which will be enhanced by this transaction. As we bring Sunoco and ETP together, we expect minimal integration risk and disruption for our employees, given that the key Sunoco and Sunoco logistics managers will remain in place.

Importantly, our commitment to the area also remains unwavering. We will continue to have a key presence in the region, and as part of a stronger company with increased stability and scale to capitalize on growth opportunities, we believe Sunoco will be even better-positioned to return economic benefit to the Philadelphia region and the other areas of operation. Sunoco Logistics and the retail businesses will continue to be based in the Philadelphia region, consistent with our current operating presence.

With that, I’ll turn the call back over to Martin.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Martin Salinas - Energy Transfer Partners LP - CFO

Great, thanks Brian. Looking at slide 10 and the transaction terms, ETP will acquire 100% of the outstanding shares of Sunoco in a unit and cash transaction valued at $50.13 per share, or a total of approximately $5.3 billion, and that’s based on ETP’s closing price on April 27, 2012. The offer, comprised of approximately 50% cash and 50% ETP common units, represents a 29% premium to the 20-day average closing price of Sunoco shares as of April 27. And under the terms of the transaction, Sunoco shareholders can elect cash, ETP common units, or a combination of both, subject to proration. In addition, and in connection with the transaction, ETE will provide a GP subsidy of $70 million per annum for a period of three years to ETP, to support the transaction post-closing.

Now looking at slide 11, I’ll talk a little bit about the integration plan. At Energy Transfer, we pride ourselves on our ability to integrate assets and businesses, here most recently, with the Southern Union transaction in 2012 to LDH Energy in 2011, and Regency in 2010. By the time this transaction is contemplated to close, we anticipate that the Southern Union integration will be substantially complete. This is a bolt-on acquisition, and so similar to our experience with LDH Energy, we expect minimal integration risk, given the limited operation overlaps between ETP and Sunoco. In addition, the vast majority of the Sunoco management team and employee base will remain in place, thereby minimizing business interruption, streamlining integration, and accelerating value realization. We also already are in discussions on an integration team, and will bring together people from both sides in the spirit of working together to create business opportunities immediately after closing. We conservatively estimate there will be approximately $70 million of annual potential run rate, commercial, and operational synergies, including an estimated $55 million through operations, consolidation, and asset optimization.

Now talk a little bit about the timeline, and turning to slide 12. Slide 12 shows a simplified illustrative timeline for the integration and transaction approval process, which we expect to take us into the third or fourth quarter of 2012. The integration plan will be developed immediately, so that by closing, we are one functional organization. The transaction is subject to approval by the Sunoco shareholders, and customary regulatory approvals, however, importantly, the transaction is not subject to financing or ETP or Sunoco Logistics unitholder approval, and therefore don’t anticipate any regulatory issues. We also believe a high level of deal certainty exists here.

So in closing, looking at slide 13, I’d like to re-emphasize the positives of the transaction. As I said earlier, the acquisition will enhance and further diversify ETP’s asset base and cash flow profile, while reducing ETP’s exposure to basis risk, and strengthening ETP’s investment grade ratings. The transaction will increase ETP’s geographic footprint and expand business beyond natural gas into the transportation and terminaling of crude oil and refined products. Importantly, the transaction is not subject to financing or ETP unitholder approval, and we do not anticipate any regulatory issues, thereby providing the highest level of deal certainty. This is a win-win for all constituents, delivering financial benefits for our investors of both Companies, and increased options and services for our customers and employees.

With that, Susan, that concludes our formal presentation. Let’s open up the lines for Q&A. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Our first question comes from Bradley Olsen, Tudor Pickering. Your line is open, please ask your question.

Bradley Olsen - Tudor, Pickering, Holt & Co. Securities - Analyst

Good morning, and congratulations everyone, on the deal. I guess this first question is for Martin. How do you think about the pay-out of cash flows from a taxable business? And do you think of the retail gas station business as having a long-term home inside ETP?

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Martin Salinas - Energy Transfer Partners LP - CFO

I will take the first one, and maybe hand over the second question to Kelcy. On the first one, as you talked about, the cash flow is coming from a taxable entity. Similar to what we expect to see on the Southern Union transaction, because of the retail business and the unqualified nature of those cash flows, those dividends will go up, like I said, dividend to ETP, be cleansed of that unqualified nature, if you will. And then find its home into ETP, which will then get, combined with the cash flows generated by ETP, to set the distribution rate at ETP. As it relates to the retail business, long-term, I’ll ask Kelcy to answer that one.

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

I think everyone knows that we would not have targeted a retail business to a strategic move for the Company. However, it is part of the overall package of what we are buying here. We believe it is extremely well-run. We think the cash flows are very sustainable, and we believe it’s a very good business. So we’re happy to have it, and we are committed to the business. And we will continue to grow it and manage it with the people that have been doing so well, doing that for quite a while.

Martin Salinas - Energy Transfer Partners LP - CFO

I also want to point out that Sunoco has looked at various options and alternatives to maybe making that retail business a little bit more MLP friendly. We are certainly working together with them to find solutions for that. So, I think there are some options or optionality with that retail business for us.

Bradley Olsen - Tudor, Pickering, Holt & Co. Securities - Analyst

Great. And as far as Sunoco Logistics, historically has maintained a pretty high coverage ratio, and probably one that’s a little bit higher than some of its investment grade MLP peers. Going forward, do you think of the coverage ratio as remaining? I think last year, it was almost 2 times. What do you think about the long-term coverage ratio for a largely fee-based business like SXL?

Martin Salinas - Energy Transfer Partners LP - CFO

Absolutely. We see a lot of value here, Brad. We do think that the business long-term is very sustainable. And so I would see us potentially running that business at about a 1.25 coverage or so. I think that’s very appropriate for the scale and size of Logistics. And its cash flow profile, and I certainly have seen a lot of market comps associated with that. I certainly think that would lend itself to a coverage ratio in that area. And I feel supportive of its investment grade features.

Bradley Olsen - Tudor, Pickering, Holt & Co. Securities - Analyst

Great. And just one quick one. Is there a breakup fee for either party, in the event that the deal is not consummated?

Brian MacDonald - Sunoco Inc - President, CEO

It’s Brian MacDonald here. Yes, there are breakup fees that are mutual, and they will be disclosed when the contract is filed.

Bradley Olsen - Tudor, Pickering, Holt & Co. Securities - Analyst

Great. Thanks a lot for your time, everyone.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Operator

Our next question comes from Steve Maresca, Morgan Stanley. You may ask your question.

Stephen Maresca - Morgan Stanley - Analyst

Hey good morning everybody. I have to hand it to you, Kelcy. You don’t sit still. If you can talk or give any color on the process to get to this point, we’re all familiar with what went on with Southern Union. And I don’t know if Brian can speak on this, or Kelcy, you can, in terms of how strong — what else you looked at?

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Stephen, and thanks for your comments. As you know, you have followed us a long time, and you are very familiar with Energy Transfer family of companies, partnerships I should say. We’ve had a stated objective. We believe that we needed to be more diversified. We needed to be more involved in the movement of crude. We started executing that objective last year, as you know, with the acquisition of Louis Dreyfus. We followed that up with the divestiture of our propane business, transforming us a little bit more into pure pipeline play. And finally, we completed the Southern Union transaction, which created a little bit more diversification, in that almost all the customers that we acquired with Southern Union were in fact markets such as Florida Power & Light, and customers like that, unlike the traditional business of Energy Transfer Partners, which has been the producers.

So we felt we really had a great year. We really transformed the Company, but we also have stated publicly, many times, and you’ve been there a couple times Steve, where we’ve said we’ve got to get a healthier mix of the movement of crude with natural gas. The primary reason for that is, look at what’s happened to basis differentials in natural gas. They are almost nonexistent. So that’s okay. They will return, they will come back. They always do.

Crude, the margins for movement of crude now are good. We think they will be good for quite a while. However, we think this is the right thing for us to do. So we began a search. We began a search of what acquisitions might could help us achieve our goals, and as part of that search we reached out to Brian, and we traveled to Philadelphia, and we had a meeting, and the chemistry felt right, the discussions felt right, and we proceeded forward. Brian?

Brian MacDonald - Sunoco Inc - President, CEO

And I think that’s right. Our teams are working on some individual projects in the field, and the chemistry was good as they started to work on some projects. And Kelcy came to visit me, and said, should we look to do some bigger things together? And discussions went forward very positively. And this will be detailed in our proxy statement when it’s filed. But the culture felt good, the chemistry felt good, and we saw a lot of compelling value to be created by putting the two entities together.

Stephen Maresca - Morgan Stanley - Analyst

One quick follow-up to that, maybe for you, Kelcy. How confident are you that we don’t have somebody else coming in over-the-top, like you did in the prior transaction?

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Well, Steve, I feel confident. I feel that we’re paying full value for this company. I still very confident in that area. I feel that when I look at the upside I think there is something that needs to be noted here. There is a lot of pipelines that exist in Energy Transfer’s inventory, let’s call it, that need to

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

be converted to crude service. They need to be converted to crude service. We think working with Mike Hennigan and his group at SXL, we believe there is huge opportunity here. So I think, before I would really have meaningful opinion on that, I would think that the market needs to understand the upside here that exists between combining these companies. So I feel pretty confident that we are good here.

Stephen Maresca - Morgan Stanley - Analyst

Okay. One final one for me, and I will get back in queue. How money shares for Sun have already been bought back on the 19% buyback? So that would sort of impact — ?

Brian MacDonald - Sunoco Inc - President, CEO

Steve, it’s Brian MacDonald. I don’t have the exact number, but basically we bought back $100 million worth of shares. So approximately $2.5 million, $2.6 million versus the share count you would have seen as of Q4.

Stephen Maresca - Morgan Stanley - Analyst

Okay. I’ll get back in the queue. Thanks, everybody.

Operator

Paul Cheng, Barclays. You may ask your question.

Paul Cheng - Barclays Capital - Analyst

Brian, two quick questions. I think I just missed it. What is the break-up fee, if there is any, and also, can you give us an update about the refinery negotiation?

Brian MacDonald - Sunoco Inc - President, CEO

Paul, on your second question, the refinery sales process we announced last week, that we’re in exclusive discussions with the Carlyle Group around the formation of a joint venture in which Sunoco would have a minority, non-operating position with no capital calls. And Carlyle would be the operator and the majority shareholder. We’re moving through those discussions with Carlyle, and nothing in this announcement or transaction changes that direction. And then we can’t —.

Paul Cheng - Barclays Capital - Analyst

Brian, do you have a timeline in terms of when you expect, whether that negotiation will come to a fruition or that when you think that it’s not working out, so is there a timeline there that we should be looking for?

Brian MacDonald - Sunoco Inc - President, CEO

Well what we said, Paul, is that we’re going to run the refinery through the end of July to give this process with Carlyle Group to run out, and that is the only timeline we put out there.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Paul Cheng - Barclays Capital - Analyst

Do we have any thing about Marcus Hook, or there is still no interest being expressed?

Brian MacDonald - Sunoco Inc - President, CEO

There is no interest in Marcus Hook for someone to buy as a refinery. However, we do have a number of options that we’re looking at for repurposing the site. And quite frankly, we think being part of that Energy Transfer family of partnerships will give us some additional options for repurposing the site.

Paul Cheng - Barclays Capital - Analyst

Okay. How about in terms of the breakup fee. I think you guys may have talked about it, and I apologize if I have missed it.

Brian MacDonald - Sunoco Inc - President, CEO

The breakup fee is $225 million, and it will be disclosed in the contract, when it is filed today.

Paul Cheng - Barclays Capital - Analyst

Thank you.

Operator

Your next question comes from Gabe Moreen, Bank of America Merrill Lynch. Your line is open.

Gabe Moreen - BofA Merrill Lynch - Analyst

Good morning, and congrats to everyone. Question, Martin, for you, just in terms of the balance sheet going forward at ETP, and whether in your discussions with the agencies you think after the deal closes, you have got some slack capacity at the ETP balance sheet to perhaps issue less equity than you might have otherwise, given the transaction?

Martin Salinas - Energy Transfer Partners LP - CFO

Yes Gabe. Good question. We certainly see, given the balance sheets that we’re acquiring here not only at Sunoco and Sunoco Logistics, but also the cash being utilized here, it’s a deleveraging transaction for ETP day one, and certainly continuing to be deleveraging on a go-forward basis. Maybe a little bit quicker than what we would anticipate on just a standalone basis. So I would certainly see this as being both in terms of accretive to ETP unitholders but also deleveraging our ETP balance sheet on a consolidated basis. Giving us a little more cushion there.

Gabe Moreen - BofA Merrill Lynch - Analyst

Got it. And then just in terms of some of the gas to crude conversion projects, I’m just curious in terms of how you thought about going forward, splitting up those projects between ETP and SXL, where the CapEx might be spent? I know it’s probably going to be on a case-by-case basis, but if you had some overarching thoughts there?

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Gabe, this is Kelcy. And I’m sorry, I cannot give you a clear answer. We’ve talked to Mike Hennigan briefly about it. Mackie McCrea is really leading that, so I’m sorry, I can not give you a definitive answer, but I will tell you that there is great expertise that resides within the Sun family of companies. Great expertise that we do not possess. And we have, as you know Gabe, what has happened as a result of the Marcellus and in this big null zone that exists in the United States today, we have idle capacity. That’s an odd statement when you think that our consumption in this country is increasing, we are building more pipelines every day. And yet, the demand for the services and has changed dramatically. The hydraulic services. So, I’m sorry, I’m talking in circles and not answering your question, because I don’t have a clear answer. A lot of it depends on continuing discussions with the SXL people.

Gabe Moreen - BofA Merrill Lynch - Analyst

Got it. That’s fair, Kelcy. Thank you, and last quick one for me. Is there a good maintenance CapEx number we should be using for the retail marketing business going forward, to think about what TCF is from that business?

Martin Salinas - Energy Transfer Partners LP - CFO

$70 million to $80 million, Gabe, is a good number for maintenance capital.

Gabe Moreen - BofA Merrill Lynch - Analyst

Great. Thank you.

Operator

Rick Gross, Barclays. You may ask your question.

Richard Gross - Barclays Capital - Analyst

I’ve got a question on, with Sun in the family or Sunoco Logistics in the family, they have got a much better cost of capital than Regency or ETP. And I’m curious as to whether or not one of the opportunities here is to take some of the Southern Union assets and use SXL as a drop-down vehicle, given their superior cost of capital?

Martin Salinas - Energy Transfer Partners LP - CFO

Yes. Good guess.

Richard Gross - Barclays Capital - Analyst

The issue then becomes, because it is so much better that the others, whether it could become the primary vehicle?

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Rick, I hear you and I wouldn’t want to mislead anybody that — it’s funny. When we bought GP of Regency, we had a lot of goofy reports that wow, all of the growth is going to be at Regency, and ETP is not going to grow, and of course, that’s just not accurate. However, your points of cost of

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

capital are indisputable. That’s just reality. SXL has superior cost of capital, and that is certainly a consideration, when we consider growth on a go-forward basis.

Richard Gross - Barclays Capital - Analyst

Okay. And the other issue is, you are going to carve out $70 million a year in IDRs at the ETE level. If I had to think about cash flow you are buying, initially it is going to be materially more retail gas stations than Sunoco Logistics cash flows. $70 million — we need $70 million in growth in three years. You talked about the synergies. We talked a little bit about maybe pulling down the coverage. My assumption is that, getting from here to there is principally coming from the Sunoco Logistics side and the synergies? And that the synergies, once again, won’t show up day one, but we will work on them, particularly the operational ones. Is that kind of the way to look at how this kind of works out over time?

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Yes, and I would say there is growth that I’ve alluded to that we strongly believe is there. Growth that could not be achieved, I believe, by SXL without this combination and very likely couldn’t be achieved by ETP without this combination either. So Rick, we will be converting some of the pipelines that Energy Transfer Partners and its family of partnerships owns today. We will be converting some of those pipelines into the movement of crude or other hydrocarbons, and very likely, that will be done in some type of cooperation, let’s say, with SXL. So we believe there is substantial growth embedded there as well.

Richard Gross - Barclays Capital - Analyst

Okay. I’ve got probably lots of little questions, I will ask just one last one. You talked about taking the coverage down to 1.25 times. I was curious as to how you view the crude oil lease gathering business and the butane blending business in thinking about shrinking the coverage, because those can, at different times, have materially different margins?

Martin Salinas - Energy Transfer Partners LP - CFO

This is Martin. As we look at the growth profile going forward, and surely it’s not to say that we would take it down immediately, but as we get our arms around logistics and get more into the details in sitting down with Mike Hennigan and his team, we certainly believe that to be a long-term distribution coverage ratio that would be appropriate. Having said that, I think we will continue to evaluate the market volatility. I think we will evaluate the growth projects that Kelcy alluded to. A lot of that, we are going to structure in as much of a fee-based nature as possible. And with that growth, I’ll supervise a larger scale and more diversified asset base. And as we combine it with ETP from a cash flow perspective, I think again, if something happens that’s as a result of an anomaly, we will certainly take a look at that. Maybe give Mike Hennigan an opportunity to talk about that as well.

Mike Hennigan - Sunoco Partners, LLC - President, CEO, Director

As you know, we at SXL have been pretty high on our coverage, but we’ve been calling that a good thing as the market has come to us. One of the themes that we have been putting out there for quite some time is, our stated objective of converting what we call red bar market-related earnings into more fee-based earnings. So on a standalone basis, we were going to be moving forward towards that objective, and that continues to be the case. And the discussions with the Energy Transfer family has been very consistent with that. So I think you’ll see us moving that way as part of our original goal anyway, and then it will just become even more a synergistic as we look for opportunities that Kelcy mentioned earlier.

Richard Gross - Barclays Capital - Analyst

Thank you very much.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Operator

The next question comes from Darren Horowitz, Raymond James. You may ask your question.

Darren Horowitz - Raymond James & Associates - Analyst

Kelcy, just one quick question. As it relates to the asset footprint pro forma that you will have up in the Marcellus, can you talk a little bit about possibly longer-term, the ability to leverage the LDH gulf coast assets from Marcellus liquids?

Mackie McCrea - Energy Transfer Partners LP - President and COO

Darren, this is Mackie, and Mike can follow-up with this. We have tried very hard to grow our business in the Marcellus, and we’ve had a hard time, because we really didn’t have any assets up there, and there are some assets that we are looking at utilizing with Sunoco Logistics as soon as possible. We have been working both in Pennsylvania and Utica to solve the ethane issue and working with them. We plan on doing that.

Mike Hennigan - Sunoco Partners, LLC - President, CEO, Director

This is Mike Hennigan. Just to add, as you know, we on the logistics side, we’re mainly a crude company, but we have been trying to morph for ourselves more and more into the NGL side of the business, and this marriage, I think, is at a big jump start, as Energy Transfer is a natural gas and NGL company. Moving towards crude, we’re a crude company moving towards NGLs. We are pretty excited about the opportunities, both up in the Northeast as you talked about, and also down and also down in the Southwest.

Darren Horowitz - Raymond James & Associates - Analyst

I appreciate it. Thanks.

Operator

Our next question comes from Ted Durbin, Goldman Sachs. Your line is open.

Ted Durbin - Goldman Sachs - Analyst

Thanks. First question is just, I don’t know if I missed this, but is there is some go-shop period here for the deal?

Brian MacDonald - Sunoco Inc - President, CEO

It’s Brian MacDonald, no.

Ted Durbin - Goldman Sachs - Analyst

Okay. Are there any contingencies written in on the agreement, if the refining exists, depending on getting another refining business, if that doesn’t work out?

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Brian MacDonald - Sunoco Inc - President, CEO

No. There are no such contingencies.

Ted Durbin - Goldman Sachs - Analyst

Okay. And maybe Kelcy, for you. Why do this transaction at the ETP level rather than at the ETE level, which I think is, where you’ve said might be a better currency?

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

We did the Southern Union transaction with ETE because of we really didn’t have a choice. The other party would not do the transaction with us without doing it at ETE. We have preferred that ETE remain as more of a pure GP and IDR vehicle, but we had no choice in the previous transaction. So that is always the way we approach transactions, is to try to do them ETP. As you know, there has been a lot of trading anomalies occurring in ETE, as well. Post the Southern Union transaction, we’ve had some clearing out of some R players, and we’ve also had enterprise that has finally liquidated their position, and the ETE currency has not been a really desirable currency to consider using for another reason as well.

Brian MacDonald - Sunoco Inc - President, CEO

And it’s Brian MacDonald. I would just add to that, that we are very happy to take ETP currency. We did due diligence, and with the synergies and value to be created by putting the two companies together. We’re very happy with the ETP currency that our shareholders will be receiving.

Ted Durbin - Goldman Sachs - Analyst

I guess that was my next question, was kind of what you are thinking in terms of institutional investors’ willingness to take MLP paper?

Martin Salinas - Energy Transfer Partners LP - CFO

This is Martin. I think it is going to be really us going out there, and the story you hear on this call, the excitement that bringing these two companies together will create, not only from a commercial and operational perspective, but also from a synergy perspective. There are some time between now and closing. We will spend a lot of time on the road talking to the investor base, and based on we saw out of Southern Union, we certainly hope to see the same — we expect to see the same results here, that we’ll have a few more familiar with who Energy Transfer is, the management team on a combined basis, and the growth potential for this transaction.

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Also with Southern Union, Martin, let me add, there will be certain shareholders of Sun that would like to defer their taxes, so therefore they may choose more ETP units for that tax deferral. There will be others unfortunately, and we saw this with Southern Union as well, that can’t deal with the K-1s, and so even though they may love ETP as a currency, it creates a problem for them. So that’s what we saw, and we suspect we will see as a similar kind of reaction in this case as well.

Ted Durbin - Goldman Sachs - Analyst

Got it. That’s it for me. Thanks.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Operator

Our next question comes from Paul Sankey, Deutsche Bank. Your line is open.

Paul Sankey - Deutsche Bank - Analyst

Brian, could you just update us on the Philly refinery? You say there’s not to be in the ongoing capital obligations. Can you just remind us of the moving parts as regards inventory and environmental liabilities, and other liabilities that might be associated with that, given the update that we’ve had regarding Carlyle? Thanks.

Brian MacDonald - Sunoco Inc - President, CEO

Paul, what we’ve said to the market is that after we exit refining and monetize the inventory, pay down the payables, pay the tax gains on the LIFO gains, paid severance, all the various things that we believe refining — the refining exit will be a net cash inflow to Sunoco of approximately $200 million after-tax. We continue to believe that is a good estimate, and that assumes that Philadelphia closes. If we can avoid a Philadelphia closure, which we are pursuing with haste, given the impact on the community and our employees, we will have some upside to that number of approximately $100 million. And so that could be a real win for everyone.

Paul Sankey - Deutsche Bank - Analyst

I guess the big unknown around that asset, and the refining in general, is the ongoing environmental liability. Could you just frame that for us a little bit?

Brian MacDonald - Sunoco Inc - President, CEO

Well Paul, when we completed our strategic review, we announced that Sunoco planned to fund an environmental fund with $250 million to take care of all of our legacy environmental liabilities, using a captive insurance company. We feel very comfortable with the estimate of those liabilities, as part of this due diligence process that ETP conducted.They went through all of our analysis, they had their own attorneys, their own environmental specialists, and they got comfortable with that estimate as well. And the plan is to continue to put that structure in place, and put all these liabilities behind the Company.

Paul Sankey - Deutsche Bank - Analyst

Great. I think what you’re telling me is essentially that the guidance is unchanged, subsequent to the previous guidance you’ve given us on those costs, right?

Brian MacDonald - Sunoco Inc - President, CEO

That’s a great way to say it, Paul.

Paul Sankey - Deutsche Bank - Analyst

Could have saved us all some time, but thanks a lot for going through it. The retail part of this deal, is that considered core now, or is it a disposal candidate? I’m not quite clear how it would fit within an MLP structure, and could you expand on your comment that you are looking for a more a MLP friendly structure? Or words to that effect. Thanks.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Brian MacDonald - Sunoco Inc - President, CEO

Paul, I will speak to the MLP question. There are some other folks who have taken certain parts of a retail gasoline business and put them in an MLP structure. Mike Hennigan and I have been looking at some of those options, together with Bob Owens. So that is a potential out there. Certainly not saying that is what we will do or not do, but others have started to look at certain parts of the value chain in the retail gasoline business and seeing if there is some MLP parts of the business.

Paul Sankey - Deutsche Bank - Analyst

Great. Did the NH transfer guys have anything to say about the core nature of retail?

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Yes. I would say, certainly, it would be misleading to say that it is core. That is just not correct. However, it is a business that we are very comfortable with. As I’ve said before, we think it’s extremely well-managed and we believe that the cash flow derived from that business is sustainable and will grow. So we would not target a retail gasoline business as something we would go out and acquire.

Paul Sankey - Deutsche Bank - Analyst

I just think that there is quite a lot of stated appetite from other refiners to actually buy a business of that type, so that is slightly why I am driving at that point. I know you can’t be very specific about that. And then if I could extend to just one final question against the Energy Transfer guys. Very intrigued by what you are saying about conversion of gas pipelines to oil pipelines. Could you be more specific about where there are assets and what they would do? Thanks.

Brian MacDonald - Sunoco Inc - President, CEO

Yes, I can. There is a particular asset that at one-time was actually operated by Sun, and it exists in Texas, and it’s a truck line that was — the thing that is intriguing to me about that is, it originally had pumps on the pipeline, it was converted to natural gas service back in the 1980s. So therefore it has access to all the electric infrastructure, that it would be very easy to convert. It’s running at a very low capacity now, and it would be, what I believe to be an excellent conduit to take gas — I’m sorry, take crude from optimal sources to Nederland, or from Nederland north. So there is an example of one.

There are other assets that were part of the Southern Union acquisition that are much more trunk line in nature I should say, but they span longer distances. And they are not running it — they’re not needed for the demand of our customers. They are not necessary. We’re exploring converting some of those lines that would go from the Gulf coast to the Midwest to the other parts of the country.

Paul Sankey - Deutsche Bank - Analyst

Okay. Thank you all.

Operator

Elvira Scotto, RBC Capital Markets. You may ask your question.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Elvira Scotto - RBC Capital Markets - Analyst

Quick question. Did you delineate the timeframe for achieving these synergies?

Martin Salinas - Energy Transfer Partners LP - CFO

I think what we and he’s looking at, is I think from a cost perspective, we see a probably half of that $70 million or so occurring in 2013. And then seeing more of a full benefit in 2014 and beyond. As you’ve heard, a lot of the discussions are around optimizing the assets on both sides, ETP and Sunoco Logistics, which will come to the commercial and operational side of the integration.

Elvira Scotto - RBC Capital Markets - Analyst

My next question is on, just a follow-up to Rick’s question. So when we think about drop-downs from the ETE from the acquired assets from Southern Union, and the possibility that SXL could now acquire some of those assets, are we looking at more of the pipeline assets that may potentially go to SXL, or is Southern Union Gas Services something that can also go to SXL? And really what I’m trying to get at is what SXL can look like in the next two years?

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Yes, and Rick’s questions were good, and I would not want to mislead anyone that we’ve gone that far. We have just not. But I think it’s safe to say, SXL is a publicly-traded partnership, and it’s extremely well-run, and it will continue to be publicly traded. And will have their vision and their focus, and so it’s a little premature right now to identify specific assets, and we have not done that, that might be considered by SXL out of the Energy Transfer family of partnerships.

Elvira Scotto - RBC Capital Markets - Analyst

Thank you.

Operator

Stephen Maresca, Morgan Stanley. You may ask your question.

Stephen Maresca - Morgan Stanley - Analyst

Just a follow up. On the refinery, what happens to that inventory that you had there of oil and products? Did you sell that, or will that get sold or does that go into the joint venture if it proceeds with Carlyle?

Martin Salinas - Energy Transfer Partners LP - CFO

Steve, the inventory will all be monetized, the product, the crude oil, it will all be monetized. It will not be contributed to the joint venture.

Stephen Maresca - Morgan Stanley - Analyst

Okay so that cash will then go to Sun, which will then go to ETP, right?

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Martin Salinas - Energy Transfer Partners LP - CFO

correct.

Stephen Maresca - Morgan Stanley - Analyst

Do you have an order of magnitude on what that would be? Pre-tax or post-tax?

Martin Salinas - Energy Transfer Partners LP - CFO

When you take into account all of the factors, of which there are many, it is approximately $200 million after-tax.

Stephen Maresca - Morgan Stanley - Analyst

Okay. That’s right. You said that. And I think — that was my only follow-up. Okay. Thanks a lot everybody.

Operator

Your next question comes from Louis Shamie, Zimmer Lucas. You may ask your question.

Louis Shamie - Zimmer Lucas Partners - Analyst

Hi, good morning, and Kelcy, congratulations on executing another transformative deal. So my question was just around the structure, and the fact that Sunoco right now is a C Corporation and a taxpayer. Just wondering, beyond this, will Sun continue paying taxes, and what kind of steps can you take to make that a little bit more efficient and let some of that cash get to ETP without paying the IRS?

Martin Salinas - Energy Transfer Partners LP - CFO

It’s Martin. Yes. It will remain a C Corp. What’s in there, post the refining exit will be the retail business. I think as the Sunoco guys have talked about, it’s is distributable cash flow, they are being generated will actually be taxable. I think we’re looking at ways, as Brian mentioned, and maybe moving some of that cash flow into a more MLP-friendly structure. Whereby it would be minimized some of those cash flows. But ultimately, it’s something we will have to look at as we’ve fold it into the ETP family.

Louis Shamie - Zimmer Lucas Partners - Analyst

And what about the general partner and the LP units of SXL?

Martin Salinas - Energy Transfer Partners LP - CFO

The GP and IDR will make its way will make its way up to ETP, so therefore, it will get picked up in that pass-through vehicle of the MLP structure. Looking at the units as well, and getting them into ETP, there are a couple of structuring items that we are looking at there. There is some debt at Sun that we will need to look at, as well. As well as some of the tax impacts there. But certainly our intention would be to get the LP units up to ETP as well.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Louis Shamie - Zimmer Lucas Partners - Analyst

Okay. That’s great. Thanks, Martin.

Operator

Ross Payne, Wells Fargo. You may ask your question.

Ross Payne - Wells Fargo Securities, LLC - Analyst

Two questions. Martin, first of all, do you think this transaction potentially accelerates, given the diversification and increased to consistency of cash flow, do you think that accelerates your movement to stable ratings by the agencies? It sounds like you feel like this is going to keep them IG? And second of all, for Kelcy, you talked about potentially moving some assets to crude. Would it make sense to look at Oasis, given the low basis between, on that particular pipe and its connectivity to the Permian? Thanks.

Martin Salinas - Energy Transfer Partners LP - CFO

Yes Ross, I will address the rating agencies. We have previewed this transaction with the agencies, have gotten feedback, certainly confident that the investment-grade rating will remain in place. I also do think, as you alluded to, that the outlook to stable is warranted here. I do think the cash flow that ETP will be picking up, given Sunoco Logistics’ credit rating today, certainly supports ETP. I also think part of the negative outlooks that we had really are unrelated to this transaction, it really went back to Southern Union and the Citrus transaction. We have closed on that, we are seeing much more synergies than what we anticipated there. We’ve got the financing completed. So the propane transaction is behind us, so there is a lot of great things that are happening at ETP, in addition to this transaction, that warrant us getting back to stable.

Kelcy Warren - Energy Transfer Partners LP - Chairman and CEO

Let me also take a stab at the Oasis question. You’ve been following us, and been a friend of ours for a long time, so you know us quite well. What you also know is that the basis differential from Waha to Katy has just been really poor, and it’s been that way for quite a while. With Oasis, we have long-term contracts. And so it’s not really realistic to convert Oasis to crude, however, that is an excellent idea. And obviously, we have looked at it, because we know that. We are excited however, Ross, we believe that a crude line, additional capacity being built from the Permian to the Gulf Coast of Texas is an absolute necessity. It must happen. And we are excited to spend time with Mike and his team to explore ways to do that. Unfortunately, I don’t think Oasis is the solution.

Ross Payne - Wells Fargo Securities, LLC - Analyst

Okay. Thanks. Appreciate it.

Operator

I will now turn the meeting back to your host for closing remarks.

Martin Salinas - Energy Transfer Partners LP - CFO

Thanks, Susan. Again, we appreciate everybody’s time this morning. Thank you, and look forward to closing our transaction and delivering on the unit holder and shareholder value here. Thank you.

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APRIL 30, 2012 / 12:30PM, ETP - Energy Transfer Partners to Acquire Sunoco, Inc - Joint Conference Call

Operator

This concludes today’s conference. Thank you for joining us, you may disconnect at this time.

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